SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 10, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the nine months ended December 31, 2005, dated February 10, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

February 10, 2006	By:	/S/ TAKASHI ITO
General Manager,
Corporate Legal Department

Item 1

(English translation)

Summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the nine months ended December 31, 2005

February 10, 2006

Company Name: Millea Holdings, Inc.

Securities Code Number: 8766

Stock Exchange Listings: Tokyo and Osaka

Representative: Kunio Ishihara, President, Millea Holdings, Inc.

Contact:	Kenji Tanaka, Corporate Planning Dept., Millea Holdings, Inc. Phone: 03-5223-3212

Noriaki Tashimo, Corporate Accounting Dept., Millea Holdings, Inc. Phone: 03-6212-3344

1. Matters regarding the presentation of quarterly results

Difference in accounting method for recognizing net premiums written: Applicable

The recognition policy for net premiums written employed for quarterly figures, such as the inclusion of premiums for insurance contracts which have not started as of December 31, 2005, is different from the recognition policy employed for annual and semi-annual reports.

2. Summary of business results for the nine months ended December 31, 2005

    (From April 1, 2005 through December 31, 2005)

Amounts are truncated and percentages are rounded to the nearest one-tenth of one percent.

(1) Net premiums written

	Yen in millions	%
For the nine months ended December 31, 2005	1,471,186	1.9
For the nine months ended December 31, 2004	1,444,103	0.0
(Reference) For the year ended March 31, 2005	1,925,081	-1.0

(Note) Percentages show increase or decrease from the same period of the previous year.

(Supplementary information regarding net premiums written)

Increase from the period of nine months ended December 31, 2004 is 2.4% excluding the effect of abolition of the government reinsurance for Compulsory Automobile Liability Insurance (CALI).

(2) Matters that had a significant effect on financial conditions and results of operations for the nine months ended December 31, 2005

Due to a rise in equity prices, the difference between market value and acquisition cost (unrealized gains) of securities as of December 31, 2005 amounted to 2,990,628 million yen, an increase of 1,200,903 million yen from March 31, 2005.

3. Forecast of business results for the year ending March 31, 2006

    (From April 1, 2005 through March 31, 2006)

No changes.

<Consolidated results>

Premiums written and claims paid by lines of insurance

Direct	premiums written (including funds for deposit-type insurance)

	(Yen in millions, %)
	Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)			Nine months ended December 31, 2004 (From April 1, 2004 to December 31, 2004)			(Reference) Year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	265,562	7.0	15.9	248,276	-2.9	15.1	348,974	-0.7	16.0
Marine	62,398	7.7	3.7	57,942	6.2	3.5	78,520	5.0	3.6
Personal accident	266,529	3.0	15.9	258,724	-5.7	15.7	326,077	-6.6	15.0
Automobile	670,703	1.8	40.0	659,136	-2.4	40.0	869,048	-2.2	39.9
Compulsory automobile liability (CALI)	229,528	-4.2	13.7	239,578	-2.4	14.5	302,955	-2.6	13.9
Others	180,172	-1.8	10.8	183,552	4.1	11.1	252,565	1.8	11.6

Total	1,674,895	1.7	100.0	1,647,211	-2.0	100.0	2,178,142	-2.0	100.0
Fund for deposit-type insurance	185,418	5.5	11.1	175,743	-11.5	10.7	226,848	-10.8	10.4

Net premiums written

	(Yen in millions, %)
	Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)			Nine months ended December 31, 2004 (From April 1, 2004 to December 31, 2004)			(Reference) Year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	207,397	9.7	14.1	189,015	0.4	13.1	263,184	-2.4	13.7
Marine	58,117	8.1	4.0	53,775	9.6	3.7	73,139	7.1	3.8
Personal accident	117,317	-0.5	8.0	117,854	-0.9	8.2	150,983	-0.7	7.8
Automobile	667,396	2.1	45.4	653,734	-2.0	45.3	861,082	-2.0	44.7
CALI	240,744	-4.0	16.4	250,756	-0.7	17.4	328,846	-1.4	17.1
Others	180,214	0.7	12.2	178,965	6.3	12.4	247,844	2.6	12.9

Total	1,471,186	1.9	100.0	1,444,103	0.0	100.0	1,925,081	-1.0	100.0

*	1,360,674	2.4		1,328,543	0.0		1,771,839	-0.9
* Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

Net claims paid
	(Yen in millions, %)
	Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)			Nine months ended December 31, 2004 (From April 1, 2004 to December 31, 2004)			(Reference) Year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	91,496	-36.4	11.0	143,843	132.6	17.1	188,319	128.9	16.5
Marine	28,644	22.2	3.5	23,441	-23.8	2.8	36,744	-6.8	3.2
Personal accident	49,663	6.3	6.0	46,709	-9.1	5.6	61,132	-7.2	5.3
Automobile	393,251	-0.5	47.4	395,211	5.6	47.1	526,367	4.1	46.0
CALI	168,126	29.0	20.3	130,283	31.6	15.5	192,041	39.8	16.8
Others	98,901	-0.8	11.9	99,722	8.5	11.9	139,410	10.4	12.2

Total	830,084	-1.1	100.0	839,212	18.3	100.0	1,144,014	19.5	100.0

*	739,599	-5.3		781,211	13.6		1,054,979	14.4

*	Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

(Note) Numbers are after elimination of inter-segment transactions.

<Consolidated results>

Securities

	(Yen in millions)
	As of December 31, 2005			As of December 31, 2004			(Reference) As of March 31, 2005
	Acquisition cost	Market value	Difference	Acquisition cost	Market value	Difference	Acquisition cost	Market value	Difference
Bonds	2,881,949	2,872,289	-9,660	2,661,866	2,653,513	-8,352	3,186,243	3,201,270	15,027
Stocks	1,163,078	4,087,217	2,924,138	1,236,389	2,931,937	1,965,548	1,196,513	2,953,898	1,757,385
Foreign securities	594,899	642,000	47,101	537,501	534,615	-2,886	553,691	557,788	4,096
Others	273,122	302,170	29,048	213,997	225,454	11,457	211,627	224,843	13,215

Total	4,913,049	7,903,678	2,990,628	4,649,754	6,345,521	1,695,767	5,148,076	6,937,801	1,789,725

(Note 1)	The table above shows securities with a market value other than (a) trading securities and (b) debt securities held to maturity with a market value.

(Note 2)	Acquisition costs as of December 31, 2005 are not amortized and impairment losses are not recognized. Acquisition costs as of March 31, 2005 are amortized and impairment losses have been recognized.

(Note 3)	Market values are based on various considerations including quoted prices at the end of the month.

(Note 4)	The table above includes foreign mortgage securities as well as securities on the balance sheet.

<Consolidated results>

Derivative financial instruments

	(Yen in millions)
	As of December 31, 2005			As of December 31, 2004			(Reference) As of March 31, 2005
	Contract amount	Market value	Unrealized gain or loss	Contract amount	Market value	Unrealized gain or loss	Contract amount	Market value	Unrealized gain or loss
Foreign currency-related instruments
Foreign exchange forwards
Short	253,888	-3,753	-3,753	190,614	1,387	1,387	184,998	-3,423	-3,423
Long	65,459	914	914	38,038	528	528	15,118	141	141
Currency options
Short	34,310			5,489			862
	588	728	-139	42	25	16	32	45	-12
Long	54,654			5,095			307
	386	643	257	36	25	-11	20	1	-19
Currency swaps	1,175,062	-12,385	-12,385	800,711	-1,259	-1,259	906,530	-4,252	-4,252

Interest rate-related instruments
Interest forward
Short	19,935	13	13	15,735	—	—	4,020	-0	-0
Long	126,963	-29	-29	50,227	—	—	—	—	—
Interest forward options
Long	—			54,980			—
	—	—	—	10	9	-0	—	—	—
Interest options
Short	744,433			79,688			81,314
	2,496	2,074	421	417	427	-10	240	240	-0
Long	88,028			47,243			43,537
	579	725	146	484	346	-137	414	228	-185
Interest rate swap	9,814,298	30,490	30,490	8,690,835	61,872	61,872	8,510,118	65,296	65,296

Equity-related instruments
Equity index futures
Short	30,107	-329	-329	26,493	-912	-912	13,348	140	140
Long	19,984	394	394	8,953	123	123	10,617	-178	-178
Equity index options
Short	51,776			52,882			27,486
	695	151	543	651	647	4	508	-398	906
Long	44,323			69,625			38,680
	457	-1,568	-2,025	890	1,128	238	884	-68	-953
Equity options
Short	—			2,116			1,550
	—	—	—	100	248	-147	67	73	-5
Long	—			2,288			1,721
	—	—	—	78	282	203	63	107	44

Bond-related instruments
Bond futures
Short	62,584	-159	-159	52,049	-68	-68	116,012	-906	-906
Long	36,600	131	131	24,328	39	39	25,576	286	286
Bond futures options
Short	42,443			39,946			4,020
	56	48	7	74	62	11	4	1	3
Long	17,469			15,890			4,080
	49	32	-17	39	32	-7	12	3	-8
Over-the-counter bond options
Short	75,358			202,252			18,373
	134	211	-76	118	18	100	—	25	-25
Long	75,846			98,865			—
	162	232	70	499	481	-17	—	—	—

Weather-related instruments
Weather derivatives
Short	3,258			1,932			1,969
	161	-327	489	100	-135	235	98	-286	385

Credit-related instruments
Credit derivatives
Short	1,147,591	4,027	4,027	1,960,128	2,654	2,654	1,902,280	2,862	2,862
Long	378,327	-3,366	-3,366	395,394	-6,033	-6,033	401,982	-5,253	-5,253

Commodity
Commodity swap	81,486	1,380	1,380	74,693	486	486	68,966	451	451

Others
Inflation indexed bonds	—			13,400			18,400
	—	—	—	1,109	1,046	-63	1,452	1,362	-90

Total	14,444,194	20,280	17,004	13,019,902	63,463	59,230	12,401,875	56,501	55,203

(Note 1)	Option premiums are shown beneath the contract amounts for currency options, interest forward options, interest options, equity index options, equity options, bond futures options, over-the-counter bond options and weather derivatives and acqusition cost is shown beneath the contract amounts for inflation indexed bonds.

(Note 2)	The synthetic option is classified into transactions such as short or long by receiving or paying option premium at the time of the contract.

(Note 3)	Forward transactions translated at contracted rate, the relating forward contracts of which qualify for hedge accounting, are not included.

<Reference>

Non-consolidated results of Tokio Marine & Nichido

Direct premiums written (including funds for deposit-type insurance)

	(Yen in millions, %)
	Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)			Nine months ended December 31, 2004 (From April 1, 2004 to December 31, 2004)			(Reference) Year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	255,955	5.5	15.7	242,631	-3.4	15.0	341,502	-1.0	15.9
Marine	53,478	6.4	3.3	50,270	3.0	3.1	68,386	2.4	3.2
Personal accident	265,595	2.9	16.3	258,172	-5.7	15.9	325,404	-6.6	15.2
Automobile	653,763	-0.1	40.1	654,699	-2.5	40.4	863,193	-2.4	40.3
Compulsory automobile liability (CALI)	229,528	-4.2	14.1	239,578	-2.4	14.8	302,955	-2.6	14.1
Others	170,373	-2.4	10.5	174,495	2.6	10.8	241,244	0.9	11.3

Total	1,628,696	0.5	100.0	1,619,848	-2.5	100.0	2,142,686	-2.4	100.0
Fund for deposit-type insurance	185,418	5.5	11.4	175,743	-11.5	10.8	226,848	-10.8	10.6

Net premiums written

	(Yen in millions, %)
	Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)			Nine months ended December 31, 2004 (From April 1, 2004 to December 31, 2004)			(Reference) Year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	181,240	3.6	12.9	174,933	-1.7	12.4	245,583	-2.9	13.0
Marine	50,157	5.8	3.6	47,414	9.8	3.4	65,021	7.0	3.5
Personal accident	115,929	-0.8	8.2	116,853	-0.5	8.3	149,614	-1.0	7.9
Automobile	649,685	0.2	46.1	648,355	-2.1	45.9	854,047	-2.0	45.3
CALI	240,744	-4.0	17.1	250,756	-0.7	17.8	328,846	-1.4	17.5
Others	172,076	-0.5	12.2	172,896	5.0	12.3	240,219	2.6	12.8

Total	1,409,833	-0.1	100.0	1,411,210	-0.5	100.0	1,883,332	-1.1	100.0

*	1,299,321	0.3		1,295,650	-0.5		1,730,090	-1.1
* Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

Net claims paid

	(Yen in millions, %)
	Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)			Nine months ended December 31, 2004 (From April 1, 2004 to December 31, 2004)			(Reference) Year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	83,331	-41.3	10.4	142,076	138.4	17.2	181,422	131.0	16.2
Marine	26,516	24.3	3.3	21,327	-24.5	2.6	34,069	-6.6	3.0
Personal accident	48,903	6.0	6.1	46,143	-9.0	5.6	60,287	-7.6	5.4
Automobile	382,164	-2.5	47.5	391,764	5.5	47.4	521,524	3.9	46.4
CALI	168,126	29.0	20.9	130,283	31.6	15.8	192,041	39.8	17.1
Others	95,856	1.0	11.9	94,905	4.8	11.5	133,502	7.4	11.9

Total	804,898	-2.6	100.0	826,501	18.2	100.0	1,122,847	19.0	100.0

*	714,413	-7.0		768,500	13.4		1,033,812	13.8

*	Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

The figures as of/for the nine months ended December 31, 2004 and the figures as of/for the year ended March 31, 2005 are the total amount and related indices of Tokio Marine & Nichido and Nichido Fire before the merger.

<Reference>

Tokio Marine & Nichido Life

Policies in force

	(Yen in millions except number of policies, %)
	As of December 31, 2005		As of December 31, 2004	(Reference) As of March 31, 2005
Numbers of policies
		Increase/ decrease
Individual insurance	1,740,250	15.3	1,508,998	1,592,375
Medical and cancer	689,024	26.7	543,872	599,512
Individual annuities	234,733	19.9	195,751	214,957

Total	1,974,983	15.9	1,704,749	1,807,332

Policy amount in force	As of December 31, 2005		As of December 31, 2004	(Reference) As of March 31, 2005
		Increase/ decrease
Individual insurance	11,375,731	10.4	10,300,270	10,658,012
Individual annuities	931,877	20.0	776,664	850,503
Group insurance	3,328,999	0.6	3,308,253	3,335,287
Group annuities	11,020	-16.4	13,176	11,236

Annualized premiums	As of December 31, 2005		As of December 31, 2004	(Reference) As of March 31, 2005
		Increase/ decrease

Individual insurance	209,058	9.5	190,979	196,963
Medical coverage and accelerated death benefits	53,086	21.8	43,593	46,172
Medical and cancer	34,885	43.7	24,284	27,152
Individual annuities	73,029	27.2	57,422	65,257

Total	282,088	13.6	248,401	262,220

New policies

	(Yen in millions except number of policies, %)
Numbers of policies	For the nine months ended December 31, 2005		For the nine months ended December 31, 2004	(Reference) For the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
		Increase/ decrease
Individual insurance	224,905	18.6	189,559	297,317
Medical and cancer	120,616	22.8	98,247	163,310
Individual annuities	25,459	-46.4	47,476	68,153

Total	250,364	5.6	237,035	365,470

Policy amount in force	For the nine months ended December 31, 2005		For the nine months ended December 31, 2004	(Reference) For the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
		Increase/ decrease

Individual insurance	1,328,066	8.8	1,221,019	1,774,944
Individual annuities	105,880	-43.5	187,436	266,903
Group insurance	56,991	101.3	28,304	37,343
Group annuities	—	—	—	—

	(Yen in millions except number of policies, %)
Annualized premiums	For the nine months ended December 31, 2005		For the nine months ended December 31, 2004	(Reference) For the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
		Increase/ decrease
Individual insurance	23,322	23.0	18,968	28,854
Medical coverage and accelerated death benefits	9,485	84.5	5,141	8,572
Medical and cancer	9,194	94.3	4,732	8,034
Individual annuities	9,507	-46.4	17,725	25,885

Total	32,830	-10.5	36,693	54,739

Premiums written and claims paid
	(Yen in millions, %)
	For the nine months ended December 31, 2005		For the nine months ended December 31, 2004	(Reference) For the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
		Increase/ decrease
Premiums written	275,267	-10.8	308,688	441,067
Claims paid	72,301	22.5	59,015	84,035

(Note 1)	Since medical and cancer insurance products sold by Tokio Marine & Nichido Life do not have death coverage, they are not included in policy amount in force.

(Note 2)	Annualized premiums are the premiums divided by the duration of insurance policies to show the amount of premiums per year.

(Note 3)	“Medical and cancer” represents a total of medical and cancer insurance which was formerly presented as “third sector”. Annualized premiums include special clauses attached to those insurance products.

(Note 4)	“Medical coverage and accelerated death benefits” include coverage for medical expense (hospitalization and operation), accelerated death benefits (specific diseases and nursing care) and exemption of obligation to pay insurance premium (excluding those caused by disability but including those caused by specific diseases and nursing care). These include coverage by special clauses attached to insurance products other than medical and cancer insurance. Starting from the nine months ended December 31, 2005, annualized premiums for “Medical coverage and accelerated death benefits” included in the death coverage of certain insurance products are categorized as “Medical coverage and accelerated death benefits”. The same categorization is retroactively applied to the figures for the nine months ended December 31, 2005 and for the year ended March 31, 2005.

<Reference>

Tokio Marine & Nichido Financial Life

Policies in force
	(Yen in millions except number of policies, %)
Numbers of policies	As of December 31, 2005		As of December 31, 2004	(Reference) As of March 31, 2005
		Increase/ decrease
Individual insurance	44,935	4.5	42,996	46,360
Individual annuities	60,307	167.0	22,583	24,460

Total	105,242	60.5	65,579	70,820

Policy amount in force	As of December 31, 2005		As of December 31, 2004	(Reference) As of March 31, 2005
		Increase/ decrease
Individual insurance	375,112	6.8	351,230	373,560
Individual annuities	494,867	217.7	155,777	173,728
Group insurance	—		—	—
Group annuities	—		—	—

Annualized premiums	As of December 31, 2005		As of December 31, 2004	(Reference) As of March 31, 2005
		Increase/ decrease
Individual insurance	5,135	1.0	5,086	5,325
Individual annuities	38,979	215.5	12,355	13,811

Total	44,114	152.9	17,442	19,136

New policies
	(Yen in millions except number of policies, %)
Numbers of policies	For the nine months ended December 31, 2005		For the nine months ended December 31, 2004	(Reference) For the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
		Increase/ decrease
Individual insurance	195	-97.0	6,609	10,553
Individual annuities	36,760	1684.5	2,060	4,212

Total	36,955	326.3	8,669	14,765

Policy amount in force	For the nine months ended December 31, 2005		For the nine months ended December 31, 2004	(Reference) For the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
		Increase/ decrease
Individual insurance	1,650	-96.5	47,020	75,037
Individual annuities	249,248	1613.3	14,547	31,532
Group insurance	—	—	—	—
Group annuities	—	—	—	—

Annualized premiums	For the nine months ended December 31, 2005		For the nine months ended December 31, 2004	(Reference) For the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
		Increase/ decrease
Individual insurance	77	-88.8	692	1,034
Individual annuities	24,424	1819.1	1,272	2,617

Total	24,502	1146.6	1,965	3,651

Premiums written and claims paid

	(Yen in millions, %)
	For the nine months ended December 31, 2005		For the nine months ended December 31, 2004	(Reference) For the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
		Increase/ decrease
Premiums written	271,823	909.3	26,933	50,375
Claims paid	12,788	61.4	7,922	10,646

(Note 1)	Annualized premiums are the premiums divided by the duration of insurance policies to show the amount of premiums per year.